UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

October 2016

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Pan American Silver Corp.

(Exact name of registrant as specified in its charter)

 1500-625 HOWE STREET

VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

 000-13727

(Commission File Number)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: October 3, 2016	By:	/s/ Delaney Fisher
Delaney Fisher
Vice President Legal and Corporate Secertary

EXHIBIT LIST

Exhibit	Description

99.1	News Release Dated October 3, 2016 - Pan American Silver to announce unaudited 2016 third quarter results on November 14